WOODSIDE
AUSTRALIAN ENERGY

14 May 2002

02034711

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
JUN 06 2002
WASH. D.C. 154 SECTION

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Investors Briefing Pack for European Roadshow week commencing 13 May 2002, lodged with the Australian Stock Exchange ("ASX") on 13 May 2002.
- Stock Exchange Release in relation to Exeter-2 (WA-191-P) lodged with the ASX on 14 May 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dlw 6/10

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

Woodside Petroleum Ltd.

Investor Presentation

May, 2002

"Building Woodside's future"

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

2001 Performance

Key Indicators	2001	2000
Production (MMboe)	66	65
Cashflow (A$m)	1,108	1,493
EBITDA (A$m)	1,683	1,908
Profit after Tax (A$m)	910	967
ROACE (%)	23	31
Gearing (%)	37	34
Total dividends (A$)	0.70	0.82
Pay out ratio (%)	51	57

2001 Achievements - A Year of Progress

A year of significant progress for Woodside

- ✓ Legendre and Echo Yodel projects commissioned
- ✓ NWS Train 4 construction commenced
- ✓ Mauritania - Chinguetti oil discovery
- ✓ Gas discoveries - Otway and Blacktip
- ✓ Quality bid lodged for Veba Oil & Gas assets
- ✓ Reserves growth > production for the 6th year in succession, reserves replacement ratio (Probable level) of 132%

Production Q1 2002 versus Q1 2001

Production	2002	2001
▸ Domestic Gas (Tj/d)	267	255
▸ LNG (k tonnes)	320.2	309.6
▸ Condensate (MMbbl)	2.34	2.14
▸ LPG (k tonnes)	33.2	30.4
▸ Oil (MMbbl)		
▸ Cossack	1.85	1.82
▸ Laminaria	3.83	5.80
▸ Legendre	1.5	0.0
Total (boe 000's)	16,185	16,094

Revenue Q1 2002 versus Q1 2001

Revenue	2002	2001
▸ Domestic Gas/LNG	168.6	179.3
▸ Condensate	59.1	78.5
▸ LPG	14.3	(0.7)
▸ Oil		
▸ Cossack	72.4	88.6
▸ Laminaria (1) (2)	91.8	261.1
▸ Legendre	53.6	0.0
Total A$ Million	**459.8**	**606.8**

(1) Production was above plan but significantly lower than that reported in Q1 2001 due to natural decline in the reservoirs

(2) The underlift against Woodside's share of production in the first quarter will be made up by additional shipment/sales in Q2, 2002

2002 Outlook

- Our target is to maintain 2002 production at a similar level to 2001
  - Overall Domgas production in Q1 was to plan but interruptions to the operations of BHPB's DRI plant from 12 March will affect Domgas production until the 3rd quarter
  - The Laminaria Phase II project remains on schedule for completion in mid-2002 but a recent change from horizontal to vertical wells may reduce production in Q3/Q4
  - Higher than planned production from the Cossack and Corallina oil fields due to slower reservoir decline may off-set reduced Laminaria and Domgas production this year

2002 Outlook (continued)

- Delivery of major projects is expected on time and within budget
  - Construction of Train 4 has accumulated 2 million LTI free work hours. Completion within budget is expected in June 2004
  - The Ohanet project is over 60% complete and is on track for completion in September 2003

Production History & Target

Reserves upgrades and good reservoir performance have allowed us to extend the production plateau established with the start-up of Laminaria.



MMboe
70
60
50
40
30
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002 Target
NWSV
Laminaria
Legendre

Achievement of the 2002 production target will be dependent on the performance of Laminaria Phase 2

Exploration - 2002 Program


Drilling 14 wells
Aust Oil
6
Mauritania
2
Expenditure A$217m
~ 50% in Australia
Drilling
A$115m
Seismic Acquisition:
Gulf of Mexico
Mauritania

Shell Relationship

- Royal Dutch/Shell group is the largest shareholder in Woodside (34.27 %) and has 3 Board seats
- Discussions between Woodside and Shell continue with the aim of ensuring that the relationship moves forward on a basis that is:
  - mutually beneficial; and
  - will assist Woodside to achieve its future growth targets
- Shell supports Woodside's international growth and supported its bid for Veba Oil & Gas

Core Capabilities

- Exploration - low finding cost
- Operating oil & gas facilities - safe, efficient & reliable operator
- Management of complex joint ventures
- Gas & oil marketing - relationships & know-how
- Opportunity development
- Project execution
- Workplace culture

Competitive Cost Position



(US$/boe)
3-year Average Finding Costs (1998 - 2000)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$3.86
$1.88
$1.76
$1.71
$1.62
$1.44
$0.83
$0.38
Average = $1.69
Unocal
Devon Energy
Kerr-McGee
Burlington
Anardarko
Apache
EOG
Woodside

Note : 2001 information not yet available on research databases

Source-Evaluate Energy

Competitive Cost Position

Lifting Cost


US$/Boe
6
5
4
3
2
1
0
1999
2000
2001
2002 (F)
Laminaria
Legendre (1)
Cossack (2)
NWS Gas
Total Lifting Cost

(1) Note - the Legendre facility is provided under a service contract
(2) Cossack Pioneer FPSO shut down for 7 months in 1999 for a A$196m scheduled upgrade and maintenance program

Woodside's Strategic Objectives (1)

- **Build the core business**
  - Run our existing assets in Australia extremely well
  - Develop the full reserve potential of the NW Shelf through LNG Trains 4 and 5
  - Commercialise discovered gas in Australia (Sunrise, Brecknock, Otway, Blacktip)
  - Develop Enfield area oil discoveries
  - Explore the Enfield area, the Bonaparte Basin and the Great Australian Bight

"Building Woodside's future"

Woodside's Strategic Objectives (2)

- **Build the international growth portfolio**
  - Fully test Mauritania's exciting prospectivity and develop commercial oil discoveries
  - Complete the Ohanet project and identify further attractive investment opportunities in Algeria
  - Achieve production in Gulf of Mexico
  - Seek a further focus area for green/brownfield activities

"Building Woodside's future"

Woodside's Strategic Objectives (3)

- **Build the company's capability and performance**
  - Continue to screen acquisition opportunities
  - Persistent focus on operating costs and project management
  - High grade our investment and opportunity portfolio
  - Maintain a world-class exploration group
  - Develop the performance of our people

"Building Woodside's future"

Exploration Strategy

International growth is being pursued through a disciplined exploration strategy concentrating on a limited number of key focus areas.



CRITERIA:

- Proven hydrocarbon potential
- Predominantly oil focussed or gas close to market
- Existence of upside reserves potential
- Acceptable fiscal terms
- Acceptable balance of country, technical and commercial risk
- Areas that allow core competences & technology to be leveraged

Building Woodside's future

Woodside has successfully developed a portfolio of growth options over the last five years. Over the next five years these options will be matured and further options developed to create sustained production growth for the company.

	1997	2002	2006
Exploration	Australia	Australia Gulf of Mexico Algeria Mauritania	Australia Gulf of Mexico North Africa West Africa ???
Discoveries		Thylacine (Australia) Geographe (Australia) Blacktip (Australia) Chinguetti (Mauritania) Enfield Area (Australia) Audacious (Australia) Timberwolf (Gulf of Mexico)	?????
Gas Bank	Scott Reef / Brecknock Sunrise (Timor Sea) Angel (NWS)	Scott Reef / Brecknock (Aust) Angel (NWS)	Scott Reef / Brecknock (Aust)
Development	Laminaria/Corallina	NWS Train 4 (construction) Ohanet (Algeria) Sunrise (Timor Sea)	NWS Train 5Australia Mauritania ? Gulf of Mexico ? Sunrise (Timor Sea) Thylacine & Geographe (Aust) Blacktip (Aust) Audacious (Australia)
Production	North Rankin Goodwyn Wanae Cossack NWS LNG Trains 1-3	North Rankin Goodwyn Wanae Cossack Echo Yodel NWS LNG Trains 1-3 Laminaria Legendre	North Rankin Goodwyn Wanae Cossack Echo Yodel NWS LNG Trains 1-4 Angel (NWS) Laminaria Legendre Ohanet (Algeria) Chinguetti (Mauritania) Enfield Area (Australia) Gulf of Mexico?

Current Growth Opportunities

Exploration	Development Candidates	Committed Projects
Enfield Area (Australia)	Enfield Area (Australia)	NWS LNG Train 4
Great Australian Bight	Angel (NWS)	Laminaria Phase 2
Mauritania	Sunrise (Timor Sea)	
Gulf of Mexico	Thylacine & Geographe (Australia)	
	Blacktip (Australia)	
	Scott Reef/Brecknock (Australia)	
	Ohanet (Algeria)	
	Chinguetti (Mauritania)	

LNG Expansion - China Guangdong

- Complying bid lodged - awaiting final LNG supplier selection
- Location and proven reliable supplier - source of competitive advantage
- Full contract volume in excess of 3 mtpa for 25 years with first delivery from late 2005


L N G

Sunrise Gas Fields



Sunrise Upstream Participation
Woodside 33.4%
Phillips 30.0%
Shell 26.6%
Osaka Gas 10.0%
East Timor
West Timor
Sunrise
Troubadour
Joint Petroleum
Development Area
Chuddritch
Bayu-Undan
Abadi
Lynedoch
Evans Shoal
430km
485km
300km
Timor
Sea
Oliver
Crux
Prometheus
Petrel
Tern
Blacktip
Joseph
Bonaparte Gulf
Wadeye
Sandbar
Darwin
EXISTING GAS-LINE
Mataranka
Wyndham
Western Australia
Northern Territory
Scott Reef
Brewster
Brecknock
Browse Basin
0 50 100 150 200km
SCALE (kilometres)
MAP AREA
PRES65_Docs10220

Sunrise Gas Fields

- Since 1999 Woodside and Shell have held discussions with +/- 30 potential onshore gas customers but have been unable to create a viable domestic gas project
- Floating LNG offers the potential for a commercially viable 5+ mtpa export project
- Shell is currently refining its design and cost estimates for FLNG
- Foundation customer is Shell Eastern with destination planned to be southern California and Mexico via Baja
- Northern Territory government would like Sunrise gas to come onshore at Darwin
- Decision to proceed with the Basis of Design (cost A$ 200 million) has been deferred until October 2002 to allow all parties to reach an informed decision

Sunrise Gas Fields



Trading Tanker
FLNG FACILITY
Wellhead Platform (170m)
(8 wells)
Risers and
Flowlines
Tie-back B
(3 wells)
Tie-back C
(3 wells)
Sunrise Wells
Tie-back D
(5 wells)
Tie-back F
(5 wells)
Troubadour Wells

WA-271- P (Woodside 100%) Enfield-4 Success

- Enfield-4 (Sliver Block) was drilled February 2002
- WA-271-P total 2P & SFR at 31 Dec 2001 = 310 MMbbl (Enfield, Laverda & Vincent discoveries)
- Enfield-4 gives scope for further upside in the total reserves
- Laverda-2 appraisal well planned for Q3 2002



Enfield-2
Enfield
Km
WOODSIDE WA-271-P
SHELL WA-299-P
KILOMETRES
Exmouth

Enfield Area Development Opportunity (Woodside 100%) (WA-271-P)

- Concept selection targeted for end 2002
- Develop using a single production facility (FPSO with subsea completions) of nominally 100 kbpd capacity
- Other discoveries (Laverda, Vincent) would be tied back in optimised sequence



FPSO
Vincent Field (Future)
Laverda Field (Phase II)
Enfield Field (Phase I)

International Exploration - Mauritania

- Prospectivity encouraging
- Further seismic acquisition in blocks 2, 3,4 and 5 - Q1/Q2 2002
- 2 firm wells *Chinguetti & Thon* prospect
- 2 contingent wells *Tiof/Lead 38 & Chinguetti*



6
5
4
3
2
2000 3D survey areas
Thon-1 (WEL 72%) Firm well
Coppolani 3D
300km²
Tiof/Lead 38 (WEL 35%) Contingent well
Chinguetti Program
1 firm & 1 contingent well well (WEL 35%)
Ouadane 3D
1115km²
Koumbi Saleh 3D
1000km²
0
50km

Chinguetti - Oil Development Opportunity

- Drilling program continues in Q3 2002 to establish commercial volumes
- 1 firm well (Chinguetti upthrown block)
- 1 contingent well (Chinguetti downthrown block)
- Appraisal studies underway to accelerate potential development



location (firm)
Chinguetti
downthrown
ock well location
(possible)
Proved
oil
column
Possible
gas caps
CHINGUETTI-1
Possible
additional
oil column

Neptune/Kansas Farm-in - Gulf of Mexico

- 12 Blocks in Atwater Valley area of Gulf of Mexico including Neptune discovery
- Adjacent to large discoveries at Mad Dog (200-450mmboe) and Atlantis (575mmboe)
- 20% interest in Neptune earned by participation in drilling of exploration/appraisal well
- Neptune 3 will spud in May/June 2002
- 16.67% interest in Kansas earned by participation in drilling of exploration well
- Kansas will be drilled Q3/Q4 2002
- Option to participate in additional adjacent prospect
- Woodside will commit a 2002 spend of ~US$16M towards drilling on Neptune and Kansas


Area of Interest


Green Canyon
Atwater Valley
Kansas
K2 / Timon
Holstein
Mad Dog
N
Legend
Current Woodside Blocks
New Blocks
0 100 200 300 400
kilometres

Production History & Targets



150
100
50
0
MMBoe
Actual
Projection
Committed Growth
Uncommitted Growth
Growth from New Exploration
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV
Ohanet
Laminaria
Otway
Legendre
Sunrise FLNG
Train 4
Enfield Area
Train 5
Exploration

Key Operating and Financial Highlights

A$ millions except where indicated	1997	1998	1999	2000	2001
Net Probable Reserves (Mmboe)	1,096	1,109	1,133	1,193	1,214
Net Proved Reserves (Mmboe)	901	903	889	920	924
Production (Mmboe)	36	39	40	65	66
Probable Reserve Replacement (%) [1]	170	133	159	186	132
Revenues	870	947	989	2,354	2,345
EBITDA	649	702	747	1,935	1,683
EBITDA per boe of production	17.9	17.9	18.8	29.8	25.4
Cashflow from Operations	505	394	555	1,493	1,108
Capex	358	770	436	488	789

[1] Annual change in net probable reserves before production, divided by annual production

Balanced Capital Structure

	1996	1997	1998	1999	2000	2001
Gearing (%) (1)	41.3	42.0	48.9	50.0	34.5	37.0
Debt/BOE (A$) (2)	1.18	1.20	1.75	2.06	1.54	1.80
EBITDA / Interest (3)	6.9x	9.1x	10.5x	11.0x	15.3x	17.9x
P/E Ratio (4)	31.3x	26.2x	16.2x	22.6x	10.2cx	9.8x

(1) Based on Net Debt/(Net Debt + Shareholders Equity)
(2) Based on proved reserves
(3) Based on ross interest expense before deduction of capitalised interest
(4) Based on EOY share price

Finance Summary

- A sound and conservative balance sheet
- A strong capability to fund Woodside's growth strategy
- Financial robustness and high margins allow the reduced use of hedging as a risk management tool - no new contracts in the last 12 months
- High focus on capital cost controls and reporting as the new projects enter development phase

Woodside - Ability to Grow

With prudent capital management Woodside is well placed to finance its identified growth opportunities.

Reference Scenario - Projected cumulative funds available for reinvestment *



3
2
1
0
50%
40%
30%
20%
2001
2002
2003
2004
2005
2006
Projected Funds Available (@ 50% Gearing)
Gearing

* Note: Company capacity to fund new investment after meeting all existing commitments while not exceeding gearing of 50%. The slide shows the company position after funding of existing business and ongoing exploration at $217 million per annum, plus NWS Train 4 and Trains 5, Sunrise, Enfield Area. Projection based on following oil price assumptions 2002 - 2006 US$21.00. US$/A$ Exchange rate = $0.54 from 2002 - 2006

* Assumes maintained dividend payout ratio

Conclusions

- Limited exploration expenditure/success in mid-1990's will result in a production decline over the next few years
- Since 1997, Woodside has created an impressive growth portfolio through greenfield exploration ($200-250m/year)
- The company is now well placed to fund the resulting major development programme planned for the next five years
- Production volumes in excess of 100 million boe/year are projected for second half of this decade
- Expenditure on new exploration of $250-300m per year for the next five years is planned to sustain this production level and create further growth beyond 2010
- Declining prospectivity in Australia will require an increasing focus on international opportunities

"Building Woodside's future"

APPENDICES

2002 Exploration and Appraisal Activity

Australia

Well	Location	Target	Result	% Interest
Norfolk-1, 2	WA-191-P	Oil	Oil	8.2
Mutineer-2	WA-191-P	Oil	Dry	8.2
Exeter-1	WA-191-P	Oil	Oil	10.9
Exeter-2	WA-191-P	Oil	tba	10.9
Enfield-4	WA-271-P	Oil	Oil	100
Egret Deep-1	WA-10-R	Gas	tba	16.7
Firetail-1	WA-33-P	Oil	tba	100
Whitetail-1	WA-206-P	Gas	tba	14.3
Laminaria North-1	AC/L5	Oil	tba	50
Lantana-1	AC/P4	Oil	tba	80
Shakespeare-1	NT/57	Oil/Gas	tba	60

Gulf of Mexico

Well	Location	Target	Result	% Interest
Redwood	GC 1001	Oil	Dry	25
Neptune	AT 617	Oil	tba	20
Kansas	AT 489	Oil	tba	16.7

Mauritania

Well	Location	Target	Result	% Interest
Thon-1	Anea C	Oil	tba	72
Chinguetti Area	Area B	Oil	tba	35

Net Profit Sensitivities 2002

		A$M
Realised Oil Price	US $1/bbl	28
Exchange Rate ($A/US)	1 cent	13
US Interest Rate	1%	5.0

Oil Price Risk Management as at 30 April 2002

	Year 1	Year 2	Year 3	Year 4
Total (Swaps)				
BOE cover (MMbbl)	9.704	5.283	1.559	0
% cover of exposure	27.49%	18.91%	5.54%	0%
Average Price (US$/bbl)	18.41	20.32	21.35	

* % cover of exposure equates to 15.44% of forecast production in Year 1

Capital, Exploration and Investment Expenditure



$AM
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002 (est)
76
64
217
10
216
78
444
32
148
81
135
152
72
233
67
61
64
52
53
278
42
196
30
130
57
114
217
621
Exploration
PPEE & D
Legendre
Ohanet
Bass Strait
E/L/V
NWS
Laminaria
Investments
Other

14 May 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Exeter-2 well located in the Carnarvon Basin of the North West Shelf was running $9^5/_8$ inch casing on 14 May 2002.

Since the last report, the 17½ inch hole section was drilled and cased, and the 12¼ inch hole was drilled to the current depth of 2262 metres.

All reported depths are referenced to the rig rotary table.

The well is being sole risked by 3 of the 4 permit holders. Woodside's interest in the well is 10.93%. Other participants are Santos Ltd. (44.53% - Operator) and Mobil Australia Resources Company Pty. Ltd. (44.54%).

ANTHONY NIARDONE
Asst. Company Secretary